Happi Co. (the "Company") a Michigan Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Happi Co.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 16, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	215,422	608,804
Accounts Receivable	32,342	-
Prepaid Expenses	46,961	31,993
Inventory	63,087	177,901
Total Current Assets	357,812	818,698
Non-current Assets		
Computers & Equipment, net of Accumulated Depreciation	-	239,433
Total Non-Current Assets	-	239,433
TOTAL ASSETS	357,812	1,058,131
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	34,027	15,886
Accrued Expenses	19,819	893
Total Current Liabilities	53,846	16,779
Long-term Liabilities		
Future Equity Obligations - Related Parties	260,000	200,000
Future Equity Obligations	3,197,418	2,332,418
Total Long-Term Liabilities	3,457,418	2,532,418
TOTAL LIABILITIES	3,511,264	2,549,197
EQUITY		
Common Stock	50	50
Additional Paid in Capital	39,374	39,374
Accumulated Deficit	(3,192,876)	(1,530,490)
Total Equity	(3,153,452)	(1,491,066)
TOTAL LIABILITIES AND EQUITY	357,812	1,058,131

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	500,000	50	39,374	(163,000)	(123,576)
Net Income (Loss)	-	-	-	(1,367,490)	(1,367,490)
Ending Balance 12/31/2021	500,000	50	39,374	(1,530,490)	(1,491,066)
Net Income (Loss)	-	-	-	(1,662,386)	(1,662,386)
Ending Balance 12/31/2022	500,000	50	39,374	(3,192,876)	(3,153,452)

Statement of Operations

| | Year Ended December 31, | |
	2022	2021
Revenue	60,914	13,783
Cost of Revenue	86,575	68,752
Gross Profit	(25,661)	(54,969)
Operating Expenses		
Advertising and Marketing	301,678	64,392
General and Administrative	1,082,128	1,072,155
Bad Debt Expense	49,386	-
Depreciation	1,058	8,345
Total Operating Expenses	1,434,250	1,144,892
Operating Income (loss)	(1,459,911)	(1,199,861)
Other Expense		
Other Expense	202,475	167,629
Total Other Expense	202,475	167,629
Earnings Before Income Taxes	(1,662,386)	(1,367,490)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,662,386)	(1,367,490)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(1,662,386)	(1,367,490)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	1,058	8,345
Accounts Payable and Accrued Expenses	37,067	15,897
Inventory	114,814	(177,901)
Accounts Receivable	(32,342)	-
Prepaids	(14,968)	(30,912)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	105,629	(184,571)
Net Cash provided by (used in) Operating Activities	(1,556,757)	(1,552,061)
INVESTING ACTIVITIES		
Computers	(1,058)	(1,006)
Sale of Equipment/(Equipment Additions)	239,433	(210,075)
Net Cash provided by (used by) Investing Activities	238,375	(211,081)
FINANCING ACTIVITIES		
Future Equity Obligations - Related Parties	60,000	150,000
Future Equity Obligations	865,000	2,182,418
Net Cash provided by (used in) Financing Activities	925,000	2,332,418
Cash at the beginning of period	608,804	39,528
Net Cash increase (decrease) for period	(393,382)	569,276
Cash at end of period	215,422	608,804

Happi Co.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Happi Co. ("the Company") was formed in Michigan on May 5th, 2020. The Company has developed and licenses or distributes a line of THC-infused seltzers, as permitted by and in accordance with respective state and Federal cannabis regulations. The Company is headquartered in Birmingham, Michigan. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment (control has been transferred), at which time the Company has no further performance obligations and collection is reasonably assured. The Company records revenue at the amount it expects to collect, which may include an estimate for returns.

Other Expenses and Bad Debt Expense

The Company had other expenses of $202,475 and $167,629 in 2022 and 2021, respectively, consisting of inventory losses of $177,452 and $167,629 in 2022 and 2021, respectively, and a loss from the sale of equipment of $25,023 in 2021. The inventory losses were the result of the following events. The Company entered into a brand licensing agreement with a manufacturer. Large quantities of certain ingredients and packaging materials were lost, expired, or otherwise rendered obsolete while located at the manufacturer's facility. In addition, multiple batches of finished product did not pass product quality testing and were subsequently destroyed. The loss on the sale of equipment was a result of the Company selling equipment that it had previously purchased to the above-referenced manufacturer. Equipment totaling $249,597 was sold for $224,574, resulting in a loss of $25,023.

The Company is currently expecting a settlement with the manufacturer. See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations and Note 7 – Subsequent Events for additional details.

The Company incurred bad debt expense of $49,586 in 2022 because of a separate contract manufacturer failing to reimburse the Company for certain expenses incurred on its behalf.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computers & Office Equipment	3	2,064	(2,064)	-	-
Grand Total	**-**	**2,064**	**(2,064)**	**-**	**-**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Prepaid Expenses

The Company had a prepaid expenses balance of $46,961 as of December 31st, 2022. The balance consisted primarily of deposits on inventory of $43,009.

Inventory

The Company had an inventory balance of $63,087 as of December 31st, 2022. The balance consists entirely of canning materials. The Company performs quarterly inventory counts and valuates its inventory using the FIFO (First-In, First-Out) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Michigan. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) totaling $260,000 with an officer and various family members of the officer. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3.75M – $12M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company has entered into a settlement agreement with the manufacturer mentioned in the Other Expenses and Bad Debt Expense disclosure above as of December 31st, 2022, in order to recoup some of the money it believes it was owed. Due to uncertainties existing as of December 31st, 2022, management has decided not to recognize any contingent gain. See Note 7 – Subsequent Events below for additional information.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3.75M – $12M.

**Debt Principal Maturities 5 Years
Subsequent to 2022**

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 common shares with a par value of $0.0001 per share. 500,000 shares were issued and outstanding as of December 31st, 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends if and when declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 16, 2023, the date these financial statements were available to be issued.

The Company is in the process of mediating their dispute with the manufacturer mentioned in the Other Expenses and Bad Debt Expense section above and Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations. The parties came to terms on a settlement and the agreement is being finalized as of the date of this report.

In December of 2022, the Company entered into a distribution agreement with a distributor in Minnesota. The initial production of the Company's product under this agreement occurred in January 2023. The term of the agreement is one year from the date the agreement was executed, which was in December of 2022, and shall renew thereafter for periods of one-year, unless cancelled by either party no less than ninety days prior to the end of the initial term or then-current renewal term, as the case may be.

The Company entered into SAFE agreements with a third party totaling $45,000 and a related party totaling $10,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The agreements are subject to a valuation cap. The valuation caps of the agreements entered were $12M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.